Jay McNamara

Senior Counsel – Corporate & Finance

(T):  (781) 314-4049

(F):  (781) 647-3959

E-Mail:  jay.mcnamara@invmed.com

May 30, 2006

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

Re:	Registration Statement on Form S-3
File No. 333-134412 (the “Registration Statement”)
Filing Date: May 23, 2006

Ladies & Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, Inverness Medical Innovations, Inc. (the “Company”) hereby respectfully requests withdrawal of the Registration Statement.  The Registration Statement has not been declared effective and no securities have been sold in conneciton with the offering covered by the Registration Statement.

The Company was entitled to file an Automatic Shelf Registration Statement as of the determination date, but did not make the election on Form S-3 necessary to do so.  The Company intends to file an automatic shelf registration statement to register for resale the same shares listed under the Registration Statement subsequent to submitting this application for withdrawal.

If you have any questions or comments concerning this leter, please contact the undersigned at the above telephone number.

Sincerely yours,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance